[Letterhead of LEINER HEALTH PRODUCTS INC.]


                                                                February 3, 2006



Mr. Joseph Roesler
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405


                           LEINER HEALTH PRODUCTS INC.
               FORM 10-K FOR THE FISCAL YEAR ENDED MARCH 26, 2005
                             FILED ON JUNE 24, 2005
                              (FILE NO. 333-33121)

Dear Mr. Roesler:


         Thank you for your letter, dated January 24, 2006, relating to the Form 10-K for the fiscal year ended March 26, 2005 (the "Form 10-K") of the Company filed with the Securities and Exchange Commission (the "Commission") on June 24, 2005.

         As you requested, the purpose of this letter is to inform you that the Company will provide its responses to the Commission's comments regarding its Form 10-K on or before February 24, 2006. This timeframe will ensure that the Company is able to provide a full response to the comments.


         If you have any questions regarding this letter, please do not hesitate to call me at (310) 952-1511 or Marc A. Kushner of Debevoise & Plimpton LLP at
(212) 909-6026.



                                   Sincerely,

                                   /s/ Robert Reynolds
                                   ------------------------------
                                   Robert Reynolds




cc:      Marc A. Kushner
         Debevoise & Plimpton LLP